UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-41431

Polestar Automotive Holding UK PLC

Assar Gabrielssons Väg 9

405 31 Göteborg, Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒               Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

$200 million equity investment by PSD Investment Limited – Securities Purchase Agreement

On June 16, 2025, Polestar Automotive Holding UK PLC (“Polestar”), entered into a securities purchase agreement (the “Purchase Agreement”) with PSD Investment Limited (“PSD Investment”), pursuant to which Polestar agreed to sell 190,476,190 Class A American Depositary Shares (the “Class A ADS shares”) to PSD Investment for an aggregate purchase price of USD 200,000,000 through a private investment in public equity (“PIPE”). The price per Class A ADS to be purchased at the closing will be USD 1.05, equal to the volume weighted average closing sale price of one Class A ADS as reported by NASDAQ for the 5 trading days immediately preceding the date of the Purchase Agreement. PSD Investment is an investment vehicle controlled by Mr. Li Shufu.

Conversion of Class B American Depositary Shares into Class A ADS Shares to Keep Voting Power Below 50%

PSD Investment currently holds 49,892,575 Class B American Depositary Shares (“Class B ADS shares”) and has notified Polestar that it intends to convert 20,000,000 of such Class B ADS shares into Class A ADS shares as soon as practicable (the “Conversion”) to ensure PSD Investment’s voting power of its Polestar shareholdings remains below 50%. The closing of the PIPE is expected to occur one business day following PSD Investment’s notification to Polestar that the Conversion has been completed, or another date as mutually agreed to by the parties.

The parties intend that Polestar and PSD Investment will enter into a registration rights agreement to grant PSD Investment customary registration rights with respect to the Class A ADSs that PSD Investment will receive.

A copy of the Purchase Agreement is included in this Report on Form 6-K as Exhibit 10.1 and the foregoing description of the Purchase Agreement is qualified in its entirety by reference thereto. A copy of the press release related to the PIPE is included in this Report on Form 6-K as Exhibit 99.1.

This Report on Form 6-K and Exhibit 10.1 shall be deemed to be incorporated by reference into Polestar’s registration statement on Form S-8 (File No. 333-267146), registration statement on Form F-3 (File No. 333-266101) and registration statement on Form F-3 (File No. 333-274918) and to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished. Exhibit 99.1 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

10.1	Securities Purchase Agreement, dated June 16, 2025, by and between Polestar Automotive Holding UK PLC and PSD Investment Limited.

99.1	Press Release of Polestar Automotive Holding UK PLC, dated June 16, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLESTAR AUTOMOTIVE HOLDING UK PLC

Date: June 16, 2025	By:	/s/ Michael Lohscheller
	Name:	Michael Lohscheller
	Title:	Chief Executive Officer

	By:	/s/ Jean-François Mady
	Name:	Jean-François Mady
	Title:	Chief Financial Officer